SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

VisionWave Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	99-5002777
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.

300 Delaware Ave., Suite 210 # 301

Wilmington, DE 19801

Address of principal executive offices

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC
Warrants to Purchase Common Stock	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: 333-284472

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.

The securities to be registered hereunder are the Common Stock, par value $0.01 per share, of VisionWave Holdings Inc. (the “Registrant”) and public warrants to acquire shares of Common Stock, par value $0.01 per share (the “Public Warrants”). The following is a summary of the material terms of the Common Stock as set forth in the Registrant’s Amended and Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on May 27, 2025, and the Bylaws, as described in the Form S-4/A Registration Statement (SEC Accession No. 0001731122-25-000700).

Common Stock

Voting rights. Each share of Common Stock will be entitled to one vote per share on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or the Charter. The Charter and the Bylaws do not provide for cumulative voting rights. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividend rights. Subject to preferences that may be applicable to any then-outstanding Preferred Stock, holders of Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by the VisionWave Board out of legally available funds.

Rights upon liquidation. Upon a liquidation event, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of its debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of Preferred Stock.

Other rights. Holders of Common Stock will have no preemptive, conversion, subscription or other rights, and there are no redemption provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate in the future.

Election of Directors. The Board will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. Electors are generally elected by a plurality of votes cast at a meeting of the shareholders at which a quorum is present, and there is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors and that the director nominees receiving the highest number of votes will be elected at such a meeting.

Preferred Stock

The Board has the authority, without action by the stockholders, to designate and issue shares of Preferred Stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Preferred Stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of the Company’s assets, which rights may be greater than the rights of the holders of the Common Stock.

The purpose of authorizing the Board to issue Preferred Stock and determine the rights and preferences of any classes or series of Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the Company’s outstanding voting stock. Additionally, the issuance of Preferred Stock may adversely affect the holders of Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the dividend or liquidation rights of the Common Stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of Common Stock.

Warrants

Public Warrants

There are currently outstanding an aggregate of Public Warrants, which, entitle the holder to acquire 6,900,000 shares of Common Stock.

Each whole Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after Closing. Pursuant to the Warrant Agreement, a Warrant Holder may exercise its Warrants only for a whole number of shares of VisionWave Common Stock. This means that only a whole Warrant may be exercised at any given time by a Warrant Holder. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade. Accordingly, unless a holder purchases a multiple of two Units, the number of Warrants issuable to such holder upon separation of the Units will be rounded down to the nearest whole number of Warrants. The Warrants will expire five years after Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations described below with respect to registration. No Warrant will be exercisable and the Company will not be obligated to issue shares upon exercise of a Warrant unless the shares issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

Redemption of Public Warrants for cash.

Once the Public Warrants become exercisable, the Company may call the Warrants for redemption in cash:

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon not less than 30 days’ prior written notice of redemption to each Warrant Holder; and

●	if, and only if, the last reported sale price of the shares of Common Stock for any 20 trading days within a 30-trading day period ending three business days before VisionWave sends the notice of redemption to the Public Warrant Holders equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

If and when the Public Warrants become redeemable, the Company may not exercise its redemption right if the issuance of shares upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or VisionWave is unable to effect such registration or qualification, except if the Public Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration.

The Company established the $18.00 per share (as adjusted) redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the exercise price. If the foregoing conditions are satisfied and VisionWave issues a notice of redemption of the Public Warrants, each Public Warrant Holder will be entitled to exercise its Public warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and certain issuances of Class A Common Stock and equity-linked securities) as well as the $11.50 Public Warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise.

If the Company calls the Public Warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise Public Warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” the Company’s management will consider, among other factors, its cash position, the number of Public Warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of the Public Warrants. In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Public Warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average last reported sale price of the Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Public Warrant redemption. If the Company calls Public Warrants for redemption and its management does not take advantage of this option, the holders of the Private Placement Warrants and their permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other Public Warrant Holders would have been required to use had all Public Warrant Holders been required to exercise their Public Warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Public Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to all or substantially all of the holders of the Company Common Stock on account of such shares of Common Stock (or other shares of capital stock into which the Public Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of outstanding shares of VisionWave Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of VisionWave Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of VisionWave Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within 30 days following public disclosure of such transaction, the exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the Public Warrants otherwise do not receive the full potential value of the Public Warrants in order to determine and realize the option value component of the Public Warrant. This formula is to compensate the Public Warrant Holder for the loss of the option value portion of the Public Warrant due to the requirement that the Public Warrant Holder exercise the Public Warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Public Warrants being exercised. The Warrant Holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the Warrant Holder.

The Company agreed that, subject to applicable law, any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and will irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim.

Our Transfer Agent and Warrant Agent

The transfer agent for the Common Stock and warrant agent for our Warrants is Continental Stock Transfer & Trust Company.

Item 2. Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on Nasdaq and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionWave Holdings Inc.

By: /s/Douglas Davis
Name: Douglas Davis
Title: Chief Executive Officer

Date: July 10, 2025